This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2019 CAPITAL BUDGET

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, November 8, 2018 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces the 2019 plan and capital budget. All dollar values are expressed in US dollars unless otherwise stated.
HIGHLIGHTS

•	2019 capital budget of $34.1 million (before capitalized G&A)

◦	Egypt $24.1 million

◦	Canada $10.0 million (C$13.0 million)

•	2019 production of 14.0 to 15.0 MBoepd with a mid-point of 14.5 MBoepd

◦	Egypt 11.6 to 12.4 MBopd in 2018

◦	Canada 2.4 to 2.6 MBoepd in 2018

•	2018 drilling program includes, 7 Egypt wells (4 development and 3 exploration) and 4 Canadian horizontal Cardium wells (3 development and 1 outpost)

2019 CAPITAL GUIDANCE
The Company’s 2019 capital program of $34.1 million (before capitalized G&A) includes $24.1 million for Egypt and $10.0 million (C$13.0 million) for Canada. The 2019 Plan was prepared to maximize free cash flow to direct at future value growth opportunities in Egypt and outside of Egypt.
Egypt
The $24.1 million Egypt program has $7.0 million (30%) allocated to exploration and $17.1 million (70%) to development.
The $7.0 million 2019 exploration program includes 2 exploration wells in the Eastern Desert (1 well in West Bakr, 1 well in NW Gharib), an appraisal well and contingent early development capital at South Ghazalat. The West Bakr exploration well is in H block targeting a potential Asl A pool extension of the Rabul field which was discovered and placed on production in the adjacent GPC concession to the south. The NW Gharib exploration well is targeting an undrilled fault block north of the NWG 38A pool.
The $17.1 million 2019 development program is focused on the Eastern Desert which includes: 3 development wells in West Bakr (1 each in M, H and K pools) and 1 development well in the NW Gharib 38A pool, 10 recompletions in West Bakr, facility and water handling expansion at West Bakr and development/maintenance projects in the Eastern Desert (West Bakr, NW Gharib and West Gharib).

The primary focus of the 2019 Egypt plan is to sustain/grow Eastern Desert production and to evaluate the South Ghazalat exploration concession in the Western Desert. No additional production has been forecast from South Ghazalat pending test results of the SGZ 6X well and subsequent discussion with EGPC. Additional investment in South Alamein is conditional on negotiating the necessary extensions following the recent Military access rejection of the SA 24 X exploration well.
Canada
The $10.0 million (C$13.0 million) Canada program consists of 4 (4 net) horizontal (multi-stage frac) wells targeting the Cardium light oil resource at Harmattan and additional maintenance/development capital. The Cardium drilling program in 2019 consists of 3 development wells and 1 outpost well (deferred from the 2018 program) to evaluate the south Harmattan acreage acquired in 2018. The 2019 program is contingent on improved differentials for Western Canadian Edmonton light sweet oil sales.
The approved 2019 capital program is summarized in the following table:

Concession	TransGlobe 2019 Capital ($MM)					Gross Well Count
	Development		Exploration			(Drilling)
	Wells	Other[1]	Wells	Other	Total	Devel	Explor	Total
West Gharib	0	2.7	0	0	2.7	0	0	0
West Bakr	3.4	9.8	1.1	0	14.3	3	1	4
NW Gharib	1.0	0.3	1.0	0	2.3	1	1	2
South Alamein	0	0	0	1.3	1.3	0	0	0
South Ghazalat	0	0	1.2	2.3	3.5	0	1	1
Egypt	$4.4	$12.8	$3.3	$3.6	$24.1	4	3	7
Canada	$6.3	$0.5	$3.2	$0.0	$10.0	3	1	4
Total 2019	$10.7	$13.3	$6.5	$3.6	$34.1	7	4	11
Splits (%)	70%		30%		100%	64%	36%	100%
1Other includes completions, workovers, recompletions and equipping.

2019 PRODUCTION OUTLOOK
The 2019 production outlook for the Company is provided as a range to reflect timing and performance contingencies.
Total corporate production is expected to range between 14.0 MBoepd and 15.0 MBoepd for 2019 (mid-point of 14.5 MBoepd) with a 94% weighting to oil and liquids. Egypt oil production is expected to range between 11.6 and 12.4 MBopd in 2019. Canadian production is expected to range between 2.4 and 2.6 MBoepd in 2019. The Canadian production range includes 12 months production from the 2018 6 well development drilling program which will be completed and ready for production in December of 2018. The Company is closely monitoring the recent increase in the western Canadian light oil differentials and may choose to defer commencing post frac production from the 2018 6 well program until differentials improve later in 2019.
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; expectations regarding its acquisition efforts; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

For further information, please contact: Investor Relations Telephone: 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com

TransGlobe Energy	Via FTI Consulting
Ross Clarkson, Chief Executive Officer	www.trans-globe.com
Randy Neely, President
Eddie Ok, Chief Financial Officer
Canaccord Genuity (Nomad & Joint Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio
GMP First Energy (Joint Broker)	+44(0)207 448 0200
Jonathan Wright
FTI Consulting (Financial PR)	+44 (0) 203 727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan